EXHIBIT 12.1
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              SYNTHETECH REPORTS SECOND QUARTER FISCAL 2004 RESULTS
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Albany, Oregon, November 4, 2003 - Synthetech, Inc. (Nasdaq:NZYM) today announced financial results for the second quarter and first half of fiscal 2004, which ended September 30, 2003. Revenue for the second quarter of fiscal 2004 was $1.8 million, a 9% decrease compared to revenue of $2.0 million in the second quarter of fiscal 2003. Operating loss for the current quarter was $1.2 million, compared to an operating loss of $1.7 million for the same period last year. Net loss for the quarter was $1.2 million, or $0.09 per share, compared to net loss of $1.0 million, or $0.07 per share, for last year's corresponding period.

For the first half of fiscal 2004, revenue of $3.6 million resulted in both an operating and net loss of $2.3 million, or $0.16 per share. For the comparable period last year, revenues of $4.9 million resulted in an operating loss of $1.5 million and a net loss of $884,000, or $0.06 per share. International sales represented 27% and 17% of total revenue for the first half of fiscal 2004 and 2003, respectively.

During the second quarter of fiscal 2004, the Company recorded a pretax charge of $389,000 for impaired inventory, which increased net loss by the same amount, or $0.03 per share. In the second quarter of fiscal 2003, the Company recorded a pretax charge for impaired inventory of $1.2 million, which increased net loss by $742,000, or $0.05 per share. The inventory charge in both periods was for material related to customer projects which had been discontinued or were on-hold and material which varied from customer specifications.

                                Synthetech, Inc.
                       Condensed Statements of Operations
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
                                                   THREE MONTHS ENDED               SIX MONTHS ENDED
                                                      SEPTEMBER 30,                   SEPTEMBER 30,
                                                --------------------------      --------------------------
(in thousands, except per share data)              2003            2002            2003            2002
                                                ----------      ----------      ----------      ----------
                                                                       (unaudited)
Revenue                                         $    1,843      $    2,025      $    3,616      $    4,876
Cost of revenue                                      2,496           3,100           4,697           4,994
                                                ----------      ----------      ----------      ----------
  Gross loss                                          (653)         (1,075)         (1,081)           (118)


Research and development                               176             161             372             317
Selling, general and administrative                    403             443             884           1,020
                                                ----------      ----------      ----------      ----------
  Total operating expense                              579             604           1,256           1,337

                                                ----------      ----------      ----------      ----------
  Operating loss                                    (1,232)         (1,679)         (2,337)         (1,455)

Interest income                                          8              18              20              34
Interest expense                                        (2)             (2)             (4)             (4)
                                                ----------      ----------      ----------      ----------
  Loss before income taxes                          (1,226)         (1,663)         (2,321)         (1,425)

Benefit for income taxes                                --            (632)             --            (541)
                                                ----------      ----------      ----------      ----------
Net loss                                        $   (1,226)     $   (1,031)     $   (2,321)     $     (884)
                                                ==========      ==========      ==========      ==========
Basic and diluted loss per share                $    (0.09)     $    (0.07)     $    (0.16)     $    (0.06)
                                                ==========      ==========      ==========      ==========

Commenting on the financial results, M. "Sreeni" Sreenivasan, President and CEO, said, "The industry environment continues to be challenging, which is reflected in our results for the first six months of fiscal 2004. The Company has implemented cost reductions expected to result in annualized savings of around $700,000 and has placed additional emphasis on its marketing efforts. The Company continues to be well regarded by pharmaceutical customers and remains focused on its core competencies." Mr. Sreenivasan continued, "Looking ahead, we anticipate that revenue for the second half of fiscal 2004 will be substantially higher, including an estimated $4.7 million of shipments from three large-scale projects, which are in addition to other projects. Two of these large-scale projects are in support of marketed products and the third project supports a drug moving forward in clinical trials. In addition, we have order commitments of approximately $4.8 million for Peptide Building Blocks (PBBs) to be delivered during the first three quarters of fiscal 2005 to support the two marketed products. Customer demand for early-stage drug development projects continues at an active pace, hopefully setting the stage for what have historically become some of the large-scale projects down the road."

Management continues to believe that the Company is well positioned to take advantage of business opportunities as a supplier of PBBs for pharmaceutical and other projects. Synthetech operates in a challenging business environment, characterized by the unpredictable dynamics and life cycle of pharmaceutical projects, which can lead to rapid fluctuations in the mix of projects and revenues from period to period. Because the uncertainties inherent in development projects remain outside the Company's control, it remains difficult to predict the progress, timing and revenue potential of these projects.


ABOUT SYNTHETECH
Synthetech's PBBs are used predominantly by pharmaceutical companies and others to make a wide range of peptide, peptidomimetic small molecule and other drugs under development or on the market for the treatment of AIDS, cancer, cardiovascular and other diseases. The Company has established a worldwide reputation in a unique product and technology niche as a leading supplier to the pharmaceutical and life sciences industry.


FORWARD-LOOKING STATEMENTS
This press release includes "forward looking" information (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934), including, without limitation, statements regarding: future performance, growth and operating results of the Company, including projected large-scale shipments for the second half of fiscal 2004 and order commitments for the first three quarters of fiscal 2005; results of cost cutting measures; customer demand for early-stage drug development projects; the transition of small-scale projects to large-scale projects; and the Company being well positioned to take advantage of business opportunities. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," or words or phrases of similar meanings. Investors are cautioned that forward-looking statements involve risks and uncertainties, and various factors could cause actual results to differ materially from those in the forward-looking statements. The risks and uncertainties include, but are not limited to, the following: the uncertain market for products, potential loss of a significant customer, customer concentration, potential termination or suspension by customer of significant projects or cancellation of orders prior to shipment, potential period-to-period revenue fluctuations, production factors, industry price pressures and cost factors, competition, government regulation, labor disputes, technological change, and international business risks. Investors are directed to the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2003, for a further description of risks and uncertainties related to forward-looking statements made by the Company as well as to other aspects of the Company's business. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect to them or any change in events, conditions or circumstances on which any such statement is based.

MORE INFORMATION: Web site: http:/www.synthetech.com, E-mail:
investor@synthetech.com M. "Sreeni" Sreenivasan, President & CEO 541 967-6575, Gary Weber, CFO 541 967-6575